Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

(In thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Consolidated net loss before income tax	$(58,522)	$(38,380)	$(53,961)	$(16,420)	$(13,815)	$(14,853)	$(5,033)
Loss on equity method investment	1,193	—	—	—	—	—	—
Fixed charges	474	471	764	288	609	1,456	266
Capitalized interest, net of amortization	(273)	—	—	—	—	—	—

Total earnings	$(57,128)	$(37,909)	$(53,197)	$(16,132)	$(13,206)	$(13,397)	$(4,767)

Fixed charges:
Interest expense	$364	$397	$642	$228	$549	$1,396	$240
Debt fees	—	8	13	—	—	—	—
Debt discount	110	66	109	60	60	60	26

Total fixed charges	$474	$471	$764	$288	$609	$1,456	$266

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency of Earnings Available to Cover Fixed Charges	$(57,602)	$(38,380)	$(53,961)	$(16,420)	$(13,815)	$(14,853)	$(5,033)